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                                                                 Exhibit (a)(14)

           [Text of Communication to Employees, Sent January 28, 2003]

Subject: Internal Communication on Option Exchange Program

The Company has decided to cancel the option exchange program that we announced on December 16, 2002.

As we informed you in our last communication on January 21, 2003, the unsolicited acquisition proposals that we had received triggered one of the conditions under which we may elect to cancel the option exchange program. At that time, we did not terminate the option exchange program, in order to allow the Board of Directors to consider the available alternatives.

As you all read in the exchange offer materials, the exchange was subject to a six-month waiting period, during which employees who chose to tender their options would have had neither their old options nor their new grant. The exchange offer materials also explained that if the Company were acquired during this six-month period, the acquiror might not assume the Company's obligations under the option exchange program.

Considering all this, the Board of Directors determined that moving forward with this program at this time would not necessarily achieve the program's original intent, which was to provide a financial incentive and reward for employees in this time of restructuring and uncertainty.

As a result, if you have tendered any stock options for inclusion in the option exchange program, these options will no longer be cancelled and you continue to have all the rights afforded to you to acquire our Common Stock under their related existing agreements.

We recognize that our employees are critical to our success. Even though we have withdrawn this offer for now, we remain committed to continuing to find ways of providing incentives to our most valued employees.


Regards,
Richard